FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Astra Tech expands through dental business acquisition”, dated 01 July 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 01 July 2005.

3.	Press release entitled, “AstraZeneca second quarter and half year results 2005”, dated 27 July 2005.

4.	Press release entitled, “AstraZeneca PLC”, dated 28 July 2005.

5.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2005” (front half), dated 28 July 2005.

6.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2005 – Consolidated Income Statement” (back half), dated 28 July 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	3 August 2005	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

ASTRA TECH EXPANDS THROUGH DENTAL BUSINESS
ACQUISITION

Medical device company Astra Tech AB, a subsidiary of AstraZeneca PLC, is acquiring Cresco Ti Systems from its primary owners SEB Företagsinvest, Credit Suisse Innoventure Capital AG, and Banque Cantonale Vaudoise. The deal represents less than one per cent of AstraZeneca’s net assets.

Cresco currently has around 30 per cent of the dental implant bridge market in Sweden. The company also has a strong position in central Europe.

There is a great need for replacement of lost teeth, particularly among the growing number of elderly people. More than 240 million people in North America, Japan and Europe are missing one or more teeth.

The world market for dental implants is growing at a rate of approximately 20 per cent annually. Astra Tech is growing fastest and has annual growth of over 40 per cent in the dental implant area. This is an effect of the company’s focus on research, product development and an increased presence on the major markets in Europe and the United States. The number of employees in the dental area at Astra Tech has more than doubled in the past year.

Cresco’s technology and products make it possible for the patients to get bridges that fit perfectly from the start, which means that they can get their new teeth quickly. Dentists and dental technicians save time and the work is made simpler and more efficient thanks to individual fitting. The role played by the dental technicians is significant and their interaction with the dentists will be even closer.

Cresco was founded in Sweden in 1987 and has had its base in Switzerland since 1998. The company has 31 employees, of which 17 are working in the Swedish company, while the remaining staff is located in Switzerland, Germany, Poland, Italy, and Spain. Sales in 2004 amounted to 4.7 million Euros. Cresco sales increased by over 70 per cent in 2004 and this strong growth is expected to continue.

Cresco’s operations will be fully integrated into Astra Tech and most of the staff will be offered continued employment.

Gargoyle Partners acted as exclusive financial advisors to Cresco Ti Systems NV in this transaction.

Astra Tech is a subsidiary of the pharmaceutical company AstraZeneca. The company develops and produces dental implants and advanced medical devices. With its products, Astra Tech aims to improve treatment results, facilitate procedures, reduce health care costs and enhance quality of life.

The Astra Tech headquarters, located in Mölndal, Sweden, house facilities for research and development as well as production. The company has subsidiaries in 14 countries in Europe, North America and Asia/Pacific and is represented by local partners in other selected markets.

Astra Tech had sales of US.$256 million in 2004 and employs approximately 1,400 people.

1 July 2005

For additional information, please contact:

Peter Selley, President & CEO, Astra Tech AB, phone +46 31-7763110, mobile +46705-763110
Lars Henrikson, Vice President Marketing & Business Development, Astra Tech AB, phone +46 31-7763425, mobile +46 703-823425
Per Dybwad, President & CEO, Cresco Ti Systems, phone +41 21 620 0230 (Lausanne), mobile +41 794-391310

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 June 2005, it purchased for cancellation 475,000 ordinary shares of AstraZeneca PLC at a price of 2303 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,617,484,593.

G H R Musker
Company Secretary
1 July 2005

Item 3

AstraZeneca second quarter and half year results 2005

Tomorrow, Thursday, 28 July 2005 AstraZeneca will be releasing its second quarter and half year results for 2005 at 11:00BST.

An analysts’ presentation of the second quarter and half year results will take place at 13:00bst. You will be able to access the presentation via two routes:

1) Audio webcast (available at www.astrazeneca.com). You will be able to email questions to the presenters during the Q&A session. If you wish to take part in the Q&A session live rather than by e-mail you will need to dial in to the teleconference, details below.

2) Teleconference for which the numbers are in the UK: 0800 279 9640, International: +44 (0)20 7784 1004 and for the US: 866 850 2201. Printable .pdf versions (b/w) of slides will be available to download on the AstraZeneca Investor Relations website (www.astrazeneca.com/node/investor.aspx) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities available until Monday, 8 August are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com.

Item 4

ASTRAZENECA PLC

The Board of AstraZeneca PLC announces the appointment of David R Brennan as Chief Executive with effect from 1 January 2006 upon the retirement at that time of Sir Tom McKillop.

David Brennan is an Executive Director of AstraZeneca PLC and Executive Vice President, North America, responsible for the Company’s business in the US and Canada.

Louis Schweitzer, Chairman of AstraZeneca PLC, said: “The Board’s appointment of David Brennan is the outcome of a rigorous selection process from a very strong list of candidates. David has over 30 years’ experience in the pharmaceutical industry and has played an important part in the development of AstraZeneca. With his fine leadership qualities and a strong and talented management team, the Board is confident that the company will continue to prosper”.

28 July 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

Item 5

AstraZeneca PLC
Second Quarter and Half Year Results 2005

“Record sales and operating profit in the first half year: year end targets increased.”

Financial Highlights

Group	2nd Quarter	2nd Quarter	Actual	CER	Half Year	Half Year	Actual	CER
	2005	2004	%	%	2005	2004	%	%
	$m	$m			$m	$m
Sales	6,132	5,288	+16	+13	11,875	10,362	+15	+12
Operating Profit	1,718	1,052	+63	+53	3,171	2,104	+51	+44
Profit before Tax	1,749	1,046	+67	+55	3,235	2,130	+52	+45

Earnings per Share	$0.75	$0.48	+55	+40	$1.38	$0.95	+45	+37

All narrative in this section refers to growth rates at constant exchange rates (CER)

  Excellent second quarter, with sales up 13 percent and operating profit up 53 percent.
  Record first half sales of $11,875 million (up 12 percent) driven by sales of key growth products (up 25 percent).
  First half operating profit up 44 percent and operating margin increased to 26.7 percent, benefiting from good cost management and productivity improvements.
  Free cash flow of $2,855 million in the first half. Share repurchases totalled $1,182 million year to date; target for the year increased to around $3 billion.
  The Board has recommended a 29 percent increase in first interim dividend to $0.38.
  Nexium™ sales in the first half increased by 22 percent to $2,259 million.
  Sales for Crestor™ were $590 million in the first half, up 72 percent. In the week ending 15 July, Crestor™ share of new prescriptions in the US statin market was 6.2 percent.
  Seroquel™ sales were up 37 percent in the first half to $1,300 million.
  Symbicort™ sales were up 21 percent in the first half to $502 million. US regulatory submission confirmed for the end of September.
  Arimidex™ sales in the first half were $553 million, up 50 percent. Sales in the last twelve months have reached $1,007 million.
  Company now anticipates earnings per share above $2.75 for the full year.

Sir Tom McKillop, Chief Executive, said: “Strong sales growth and productivity gains have delivered an outstanding first half performance leading to higher shareholder returns and an increase in financial targets for the full year.”

London, 28 July 2005

Interviews with Senior Executives will be available in video, audio and text on: www.astrazeneca.com or www.cantos.com. Pictures are available on www.newscast.co.uk Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858
Analyst/Investor Enquiries:	Mina Blair/Jonathan Hunt (London)	(020) 7304 5084/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Sales in the second quarter increased 13 percent at CER, or 16 percent on an as reported basis (including a positive exchange benefit of 3 percent). Sales in the US were up 20 percent. Good sales growth was also achieved in other markets (up 8 percent); sales in Europe were up 8 percent and sales increased 10 percent in Asia Pacific. Global sales of key growth products increased 28 percent.

Combined expenditures in R&D and SG&A were 3 percent lower than the second quarter 2004 (up 1 percent as reported). This spending discipline combined with the strong sales performance resulted in a 53 percent increase in operating profit. Earnings per share in the second quarter were $0.75 versus $0.48 in 2004, an increase of 40 percent.

Nexium™ sales were $1,204 million in the second quarter, up 33 percent. Sales in the US were up 35 percent versus the second quarter 2004, as a result of good growth in dispensed tablet volume (up 17 percent) as well as destocking in the second quarter last year. Sales in other markets were up 28 percent.

Crestor™ sales were $317 million in the second quarter. Sales in the US were $184 million, up 63 percent. Crestor™ share of new prescriptions in the US statin market was 6.2 percent in the week ending 15 July. In other markets sales were up 34 percent, with good growth in France and Italy.

Sales of Iressa™ were $59 million in the second quarter, with $47 million accounted for by sales in Asia Pacific. Sales in the US were down 86 percent. Arimidex™ continues to build upon its market leading position among aromatase inhibitors for the treatment of breast cancer. Arimidex™ sales in the quarter were up 51 percent, and reached $1,007 million in the last 12 months.

Symbicort™ sales were up 17 percent in the second quarter to $255 million. Seroquel™ sales were $667 million, on strong growth in the US (up 34 percent) and in other markets (up 37 percent).

First Half

For the first half, sales increased 12 percent at CER, or 15 percent on an as reported basis (including a positive exchange benefit of 3 percent). Sales in the US were up 15 percent and sales in other markets were up 8 percent. Sales for key growth products were up 25 percent in the first half, on strong performances for Nexium™ (up 22 percent), Seroquel™ (up 37 percent), Crestor™ (up 72 percent), Arimidex™ (up 50 percent) and Symbicort™ (up 21 percent).

Good sales growth combined with lower expenditures in R&D and SG&A (down 3 percent at CER, in aggregate) resulted in a 44 percent increase in operating profit for the first half. Earnings per share were $1.38 compared with $0.95 last year.

Future Prospects

Following two quarters of robust sales and excellent productivity gains, the Company now expects to exceed the earnings guidance set at the beginning of the year. Sales growth is now expected to approach double digits in constant currency, and earnings per share is now anticipated to be above $2.75, implying an operating margin around 27 percent for the full year. This performance creates a platform for good earnings growth in the following two years.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™, Arimidex™, and Casodex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2004 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Second Quarter		CER %	Half Year		CER %
	2005	2004		2005	2004

Losec™/Prilosec™	438	531	-21	865	1,071	-22
Nexium™	1,204	891	+33	2,259	1,826	+22

Total	1,661	1,439	+13	3,160	2,935	+5

  Nexium™ sales in the US in the second quarter were up 35 percent versus the second quarter of 2004. Dispensed tablet volume increased by 17 percent, well ahead of the US PPI market. The effect of price wasneutral. The reported sales growth rate was affected by wholesaler destocking last year and favourable managed care adjustments. Nexium™ share of total prescriptions in the US PPI market was 28.5 percent in June, up 1.6 percentage points since December 2004. Nexium™ is the only leading PPI to increase market share from year-end levels.

  First half sales of Nexium™ in the US were up 18 percent, with volume growth of 16 percent.

  Nexium™ sales in other markets were up 28 percent for the quarter and the first half.

  Prilosec™ sales in the US were down 38 percent in the second quarter and declined 37 percent in the first half.

  In other markets, sales of Losec™ were down 16 percent in the second quarter. Sales in Japan were up 23 percent and sales in China were up 28 percent.

Cardiovascular

	Second Quarter		CER %	Half Year		CER %
	2005	2004		2005	2004

Seloken™ /Toprol-XL™	435	320	+34	843	653	+27
Atacand™	254	216	+13	489	425	+10
Plendil™	112	148	-26	205	259	-23
Zestril™	78	117	-36	165	222	-30
Crestor™	317	207	+50	590	336	+72

Total	1,370	1,193	+12	2,627	2,248	+14

  Sales of Toprol-XL™ in the US were up 47 percent in the second quarter and 35 percent for the first half. Reported growth rates in both periods are ahead of estimated demand growth of 30 percent as a result of wholesaler destocking in 2004.

  Sales of Seloken™ in other markets were up 7 percent in the second quarter and 10 percent in the first half.

  Atacand™ sales in the US were up 16 percent in the second quarter and down 2 percent in the first half. Total prescriptions in the US in the first half were down 8 percent. On 19 May the Company announced that the US FDA has approved a new use for Atacand™ for the treatment of heart failure in patients with left ventricular dysfunction to reduce cardiovascular death and to reduce heart failure hospitalisations. Atacand™ is the first angiotensin receptor blocker (ARB) to provide these benefits with or without an ACE inhibitor and is the only ARB with proven benefit when used with conventional therapy that includes both an ACE inhibitor and a beta blocker.

  Sales of Atacand™ in other markets were up 11 percent in the second quarter and 15 percent year to date.

  Crestor™ sales in the first half were $590 million, bringing sales for the last 12 months to $1,162 million. Since launch more than 27 million prescriptions have been dispensed to 5 million patients worldwide.

AstraZeneca PLC

  In the US, sales of Crestor™ in the second quarter were up 63 percent to $184 million. Sales in the first half were $338 million, an increase of 83 percent. In the week ending 15 July, Crestor™ share of new prescriptions in the US statin market was 6.2 percent. Market share in the dynamic segment (new and switch patients) was 7.6 percent.

  In other markets, Crestor™ sales were $133 million in the second quarter (up 34 percent) on continued strong growth in Europe. Volume share in the statin market is now in double digits in Canada (12.3 percent), the Netherlands (10.5 percent) and most recently, Italy (10.9 percent). Market share in France is 5.4 percent, up another percentage point since the first quarter report.

  Sales of Plendil™ in the first half were down 23 percent as a result of the introduction of generic felodipine into the US market in November 2004. First half sales of Plendil™ in the US declined 42 percent.

Respiratory

	Second Quarter		CER %	Half Year		CER %
	2005	2004		2005	2004

Symbicort™	255	205	+17	502	393	+21
Pulmicort™	276	244	+11	590	526	+9
Rhinocort™	112	100	+10	204	181	+11
Accolate™	13	23	-47	41	53	-25
Oxis™	23	26	-16	46	51	-16

Total	718	639	+8	1,464	1,287	+10

  Symbicort™ sales in the first half were up 21 percent to $502 million, as the product continues to grow share in the nearly $3 billion per annum market outside the US for fixed combination products for asthma and chronic obstructive pulmonary disease (COPD).

  The regulatory filing for Symbicort™ in the US is on track for submission by the end of September 2005.

  In May results from the COSMOS trial were presented at the 101 st International Conference of the American Thoracic Society, which demonstrated that Symbicort™ Maintenance and Reliever Therapy (formerly Single Inhaler Therapy) reduces the risk of severe asthma attacks by 25 percent (primary endpoint) and the total number of severe asthma attacks by 22 percent, when compared to fluticasone/salmeterol. Results from the COSMOS study will be added to the European regulatory file for Symbicort™ Maintenance and Reliever Therapy, with re-submission planned before the end of 2005.

  Pulmicort™ sales growth in the first half is a result of strong growth for Pulmicort™ Respules™ in the US (up 31 percent) more than offsetting declines in sales of Pulmicort™ Turbuhaler™ worldwide.

  Sales for Rhinocort™ Aqua in the US were up 26 percent in the first half, as positive variances on stock movements and managed care adjustments more than offset a small decline in total prescriptions.

AstraZeneca PLC

Oncology

	Second Quarter		CER %	Half Year		CER %
	2005	2004		2005	2004

Casodex™	287	249	+12	564	478	+14
Zoladex™	263	226	+12	494	439	+8
Arimidex™	297	191	+51	553	357	+50
Iressa™	59	103	-44	140	196	-31
Faslodex™	35	23	+52	64	49	+29
Nolvadex™	32	38	-19	60	69	-16

Total	976	834	+14	1,881	1,596	+14

  Casodex™ sales in the US were up 10 percent in the second quarter and the first half on inventory movements and pricing. Total prescription volume was down 2 percent year to date.

  Casodex™ sales in other markets were up 13 percent in the second quarter and 15 percent year to date, chiefly on sales growth in Japan (up 19 percent in the first half).

  In the US, sales of Arimidex™ were up 79 percent in the second quarter and 72 percent in the first half, as inventory movements and pricing added to the 42 percent increase in total prescriptions for the first half. In the US, Arimidex™ new prescription share for hormonal treatments for breast cancer reached 32 percent in June, up nearly 3 percentage points since the end of last year.

  Arimidex™ sales in other markets were up 38 percent in the first half, on good growth in Europe (up 38 percent) and Japan (up 36 percent).

  On 28 June the Company announced that Arimidex™ has been granted a new indication—adjuvant treatment of post-menopausal women with hormone receptor positive early invasive breast cancer—from the Medicines and Healthcare Products Regulatory Agency in the UK, leading to further approvals in five other European countries (Austria, Germany, Italy, Portugal and Spain) under the European Mutual Recognition Variation Procedure.

  Iressa™ sales in the second quarter were $59 million, including $47 million of sales in Asia Pacific (up 5 percent). Sales in Japan were 17 percent lower than second quarter last year.

  Iressa™ sales in the US were $7 million in the second quarter, 86 percent lower than last year. On 17 June the Company announced a revised label for the US that indicates Iressa™ is only to be used in patients who have previously taken Iressa™ and who are benefiting or have benefited from Iressa™. To implement the new label as of 15 September 2005 AstraZeneca will initiate the Iressa™ Access Program to fill renewal prescriptions for Iressa™ through a single mail order pharmacy for patients meeting the criteria set forth by the label.

  Sales of Faslodex™ in the first half reached $64 million (up 29 percent) on strong growth in Europe since marketing approval in March of last year. Sales in the US were up 2 percent.

AstraZeneca PLC

Neuroscience

	Second Quarter		CER %	Half Year		CER %
	2005	2004		2005	2004

Seroquel™	667	488	+35	1,300	936	+37
Zomig™	104	91	+12	172	186	-11

Total	1,022	866	+16	1,974	1,678	+15

  Seroquel™ sales in the second quarter were $667 million (up 35 percent) on good growth in the US (up 34 percent) and in Europe (up 62 percent), particularly Germany.

  In the US, Seroquel™ sales in the second quarter and the first half increased 34 percent, broadly in line with estimated underlying sales growth of around 30 percent for the year to date. In June, new prescription market share in the US was 28.7 percent, 3.8 percentage points clear of its closest competitor.

  In other markets, Seroquel™ sales in the first half were up 44 percent, on sales growth in Europe (up 59 percent) and Canada (up 27 percent).

  Zomig™ sales in the US in the second quarter were $46 million (up from $9 million in the first quarter 2005) upon resumption of full responsibility for US commercialisation on 1 April.

  Sales of Zomig™ in other markets were up 3 percent in the second quarter and 8 percent in the first half.

Geographic Sales

	Second Quarter		CER %	Half Year		CER %
	2005	2004		2005	2004

USA	2,743	2,288	+20	5,243	4,567	+15
Europe	2,197	1,928	+8	4,362	3,803	+8
Japan	399	376	+6	736	666	+9
RoW	793	696	+9	1,534	1,326	+10

  Sales in the US in the second quarter were fuelled by strong growth for Nexium™, Seroquel™, Toprol-XL™, Crestor™, and Arimidex™, which more than offset declines in sales of patent-expired products and of Iressa™.

  Sales growth in Europe in the second quarter was driven by Nexium™ (up 27 percent), Oncology products (up 22 percent), Seroquel™ (up 62 percent), Symbicort™ (up 12 percent) and Crestor™ (up 32 percent).

  Second quarter sales in Japan reflect good growth in Losec™ (up 23 percent), Zoladex™ (up 17 percent), Casodex™ (up 18 percent) and Arimidex™ (up 33 percent).

  Sales in China increased 38 percent in the first half to $135 million, on good growth in Losec™ and the anaesthetic products combined with the launch of Iressa™.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Reported sales increased by 16 percent and operating profit by 63 percent. At constant exchange rates sales increased by 13 percent and operating profit by 53 percent.

Reported US sales growth in the second quarter of 20 percent compares to underlying growth of 17 percent after adjusting for inventory movements and quarterly managed care accruals. For the six months underlying US growth rates approximate to reported rates although variances arise at the individual product levels. Fee for service contracts are now in place with the majority of US wholesalers.

Currency benefited reported sales by 3 percent and operating profit by 10 percent. In comparison to the second quarter last year, the dollar was weaker against the euro (4 percent), benefiting sales, and also against the Swedish krona (4 percent) and sterling (3 percent), increasing costs. These currency movements, together with hedging benefits, increased earnings per share by 6 cents for the quarter.

Reported operating margin increased by 8.1 percentage points from 19.9 percent to 28.0 percent. Currency benefited margin by 1.0 percentage points, implying an underlying margin improvement of 7.1 percentage points.

Gross margin increased by 2.3 percentage points to 78.6 percent of sales. Currency benefited gross margin by 1.3 percentage points. Payments to Merck at 5.0 percent of sales were 0.2 percentage points higher than the second quarter last year, implying an underlying increase to margin of 1.2 percentage points resulting from improved product mix and ongoing operating efficiencies.

In aggregate, R&D and SG&A expenses of $3,089 million declined 3 percent compared to last year as disciplined expenditure management and productivity improvements continue throughout the organization. In comparison to second quarter last year R&D and SG&A combined added 7.9 percentage points to operating margin. R&D expenditures decreased by 9 percent against a high comparative quarter and through a reduction in the level of external spend on manpower and contract research organization costs. SG&A cost growth was held flat mostly due to lower promotional spend as product launch costs have peaked. SG&A includes a charge of $75 million in respect of the fine levied by the European Commission for alleged Losec™ abuse of dominant position (which will be appealed).

Lower other income reduced margin by 1.8 percentage points due principally to the gain on disposal of the Durascan business last year.

The fair value adjustments relating to financial instruments were $2 million in quarter two, comprising a $6 million benefit in cost of sales, a $7 million charge to interest and a $3 million benefit to R&D.

First Half

Reported sales increased by 15 percent and operating profit by 51 percent. At constant exchange rates sales increased by 12 percent and operating profit by 44 percent.

Currency benefited reported sales by 3 percent and operating profit by 7 percent. As a result of the recent strengthening of the dollar, current exchange rates would suggest approximately half of the 7 cent EPS benefit realized to date will reverse in the second half of the year.

Operating margin increased by 6.4 percent from 20.3 percent to 26.7 percent. Underlying margin improvement was 6.0 percentage points for the half year with currency benefiting margin by 0.4 percentage points.

Gross margin increased by 0.3 percentage points to 77.1 percent of sales. Lower payments to Merck (4.7 percent of sales) and currency benefited gross margin by 0.1 and 0.7 percentage points respectively. The resulting underlying decline of 0.5 percent is mostly attributable to fair value adjustments of exchange contracts and the costs of the termination of the Medpointe Zomig™ distribution agreement in the US in the first quarter.

Cumulatively, R&D and SG&A expenses declined by 3 percent (1 percent actual growth) compared to the same period last year. The combined decline in R&D and SG&A added 7.3 percentage points to operating margin, with 2.7 percentage points from R&D and 4.6 percentage points from SG&A.

AstraZeneca PLC

Lower other income reduced margin by 0.9 percentage points due principally to the gain on disposal of the Durascan business in the first half of last year.

Fair value adjustments relating to financial instruments and impairments amounted to a $43 million charge for the half year, with $17 million charged to cost of sales, $7 million charged to interest and $19 million charged to R&D.

Interest and Dividend Income

Net interest and dividend income for the first half was $64 million (2004, $26 million), with $31 million in the second quarter (2004, $6 million expense). The increase over second quarter last year is primarily attributable to the higher average investment balances and yields. The reported amounts include net interest income of $11 million in the first half and $6 million in the second quarter arising from employee benefit fund assets and liabilities as required by IAS 19 together with a charge to interest in the first half of $7 million and $7 million in the second quarter related to fair value adjustments on bonds and interest rate swaps.

Taxation

The effective tax rate for the half year was 29.9 percent (2004, 24.2 percent). The increase is due to a different geographical mix of profits and no relief in respect of the Losec™ fine. 2004 also benefited from a one-off reduction in the deferred tax liability in relation to rolled over gains following agreements with the relevant tax authorities. For the full year the rate is anticipated to be around 29.0 percent.

Cash Flow

Cash generated from operating activities was $3.2 billion, $1.5 billion higher than in the first half of 2004. Higher operating profits and a reduction in working capital of $131 million were the main drivers of this, offset by an increase in tax paid to $810 million.

Cash inflows from investing activities of $477 million in the half year compare with $78 million outflows in the equivalent period in 2004. The change is primarily as a result of short-term management of funds on deposit –inflows in the first half of $776 million compare with inflows of $443 million in the first half of 2004. Expenditure on property, plant and equipment fell by $172 million to $411 million.

Free cash flow (which represents net cash flows before financing activities, as adjusted for movements in short term deposits) for the period was $2,855 million, an increase of $1,693 million. After accounting for net share repurchases of $1,148 million, the $1,079 million dividend payment to shareholders and foreign exchange effects, there is a $1,386 million increase in cash and cash equivalents.

Net cash funds at 30 June 2005 of $4,536 million were $571 million higher than 31 December 2004.

Dividends

The Board has recommended a 29 percent increase in the first interim dividend to $0.38 (21.9 pence, SEK 2.99) to be paid on 19 September 2005 to all shareholders on the register on 12 August 2005.

Share Repurchase Programme

During the second quarter 16.6 million shares were repurchased for cancellation at a total cost of $701 million bringing the total repurchases for the first half of the year to 28.5 million shares at a total cost of $1,182 million. As previously indicated it is intended that free cash flow will be fully distributed; it is currently anticipated that share repurchases for the full year will now increase to around $3 billion.

The total number of shares in issue at 30 June 2005 is 1,617 million.

AstraZeneca PLC

Updated R&D Pipeline Table

An updated R&D pipeline table is available on the Company’s website, www.astrazeneca.com, under information for investors. Summaries of results of completed clinical trials can now be found on www.astrazenecaclinicaltrials.com and details of new or ongoing hypothesis-testing studies will also be accessible through this site in compliance with the global industry position on disclosure of information.

Key pipeline news include confirmation of a September US filing for Symbicort™ pMDI for asthma, the filing target for Seroquel™ in bipolar depression being brought forward to around the end of this year, and the movement of Zactima™ (AZD6474) into Phase III for treatment of solid tumours. The unexpected preclinical finding in RET mutation has now translated into positive clinical data in the rare medullary cell cancer of the thyroid.

A decision has been taken to move the filing for Cerovive™ (stroke) to 2007 to allow for an increase in the size of the pivotal SAINT II trial. AZD0865 (acid-related disorders) and AZD8129 (depression/anxiety) have been withdrawn from development following review of Phase II data. The anti-arrhythmic AZD7009 intravenous Phase II programme continues but oral studies are on hold pending a review of non-cardiac side effects observed in the Phase II studies.

Other changes are listed in the R&D pipeline table.

Calendar

8 September 2005	Discovery presentation by Jan Lundberg (London)
27 October 2005	Announcement of third quarter and nine months results
Q4 2005 (Date TBD)	Education seminar on Merck payments
2 February 2006	Announcement of fourth quarter and full year results 2005

Sir Tom McKillop
Chief Executive

Item 6

Consolidated Income Statement

For the six months ended 30 June	2005 $m	As restated 2004 $m

Sales	11,875	10,362
Cost of sales	(2,723)	(2,409)
Distribution costs	(104)	(86)
Research and development	(1,725)	(1,745)
Selling, general and administrative expenses	(4,236)	(4,165)
Other operating income	84	147

Operating profit	3,171	2,104
Finance income	316	272
Finance expense	(252)	(246)

Profit before tax	3,235	2,130
Taxation	(968)	(515)

Profit for the period	2,267	1,615

Attributable to:

Equity holders of the Company	2,259	1,608
Minority interests	8	7

	2,267	1,615

Basic earnings per $0.25 Ordinary Share	$1.38	$0.95
Diluted earnings per $0.25 Ordinary Share	$1.38	$0.95

Weighted average number of Ordinary Shares in issue (millions)	1,634	1,684
Diluted average number of Ordinary Shares in issue (millions)	1,634	1,686

Dividends declared in the period	1,061	914

Consolidated Income Statement

For the quarter ended 30 June	2005 $m	As restated 2004 $m

Sales	6,132	5,288
Cost of sales	(1,313)	(1,251)
Distribution costs	(54)	(44)
Research and development	(860)	(888)
Selling, general and administrative expenses	(2,229)	(2,162)
Other operating income	42	109

Operating profit	1,718	1,052
Finance income	197	143
Finance expense	(166)	(149)

Profit before tax	1,749	1,046
Taxation	(525)	(230)

Profit for the period	1,224	816

Attributable to:

Equity holders of the Company	1,219	811
Minority interests	5	5

	1,224	816

Basic earnings per $0.25 Ordinary Share	$0.75	$0.48
Diluted earnings per $0.25 Ordinary Share	$0.75	$0.48

Weighted average number of Ordinary Shares in issue (millions)	1,628	1,679
Diluted average number of Ordinary Shares in issue (millions)	1,628	1,681

Consolidated Balance Sheet

	30 June 2005 $m	As restated 31 Dec 2004 $m	As restated 30 June 2004 $m

ASSETS
Non-current assets
Property, plant and equipment	7,355	8,097	7,537
Goodwill and intangible assets	2,696	3,050	2,919
Other investments	221	262	133
Deferred tax assets	1,174	1,218	1,843

	11,446	12,627	12,432

Current assets
Inventories	2,663	3,020	3,138
Trade and other receivables	4,926	4,771	4,701
Short term investments	398	1,167	2,573
Cash and cash equivalents	5,451	4,067	1,499

	13,438	13,025	11,911

Total assets	24,884	25,652	24,343

LIABILITIES
Current liabilities
Short term borrowings and overdrafts	(150)	(142)	(102)
Other creditors	(6,647)	(6,445)	(6,855)

	(6,797)	(6,587)	(6,957)

Non-current liabilities
Loans	(1,163)	(1,127)	(1,097)
Deferred tax liabilities	(1,163)	(1,328)	(1,642)
Retirement benefit obligations	(1,803)	(1,761)	(1,508)
Provisions	(306)	(266)	(268)
Other liabilities	(82)	(86)	(68)

	(4,517)	(4,568)	(4,583)

Total liabilities	(11,314)	(11,155)	(11,540)

Net assets	13,570	14,497	12,803

EQUITY
Capital and reserves attributable to equity holders
Share capital	404	411	419
Share premium account	584	550	521
Other reserves	1,892	1,851	1,875
Retained earnings	10,597	11,592	9,892

	13,477	14,404	12,707
Minority equity interests	93	93	96

Total equity and reserves	13,570	14,497	12,803

Consolidated Cash Flow Statement

For the six months ended 30 June	2005 $m	As restated 2004 $m

Cash flows from operating activities
Profit before tax	3,235	2,130
Finance income and expense	(64)	(26)
Depreciation and amortisation	630	605
Decrease/(increase) in working capital	131	(378)
Other non-cash movements	45	84

Cash generated from operations	3,977	2,415
Interest paid	(13)	(19)
Tax paid	(810)	(713)

Net cash inflow from operating activities	3,154	1,683

Cash flows from investing activities
Disposal of business operations	-	68
Movement in short term investments and fixed deposits	776	443
Purchases of property, plant and equipment	(411)	(583)
Disposals of property, plant and equipment	73	11
Purchase of intangible assets	(38)	(95)
Purchase of fixed asset investments	(6)	(7)
Interest received	88	86
Dividends paid by subsidiaries to minority interests	(5)	(5)
Dividends received	-	4

Net cash inflow/(outflow) from investing activities	477	(78)

Net cash inflow before financing activities	3,631	1,605

Cash flows from financing activities
Proceeds from issue of share capital	34	72
Repurchase of shares	(1,182)	(968)
Increase in loans	-	731
Dividends paid	(1,079)	(897)
Movement in short term borrowings	10	(2)

Net cash outflow from financing activities	(2,217)	(1,064)

Net increase in cash and cash equivalents in the period	1,414	541
Cash and cash equivalents at beginning of the period	3,927	872
Exchange rate effects	(28)	(16)

Cash and cash equivalents at the end of the period	5,313	1,397

Cash and cash equivalents consists of:
Cash and cash equivalents	5,451	1,499
Overdrafts	(138)	(102)

	5,313	1,397

Statement of Recognised Income and Expense

For the six months ended 30 June	2005 $m	As restated 2004 $m

Net profit for the period (excluding minority interests)	2,259	1,608
Foreign exchange adjustments on consolidation	(920)	(221)
Tax on foreign exchange adjustments	(45)	(16)
Valuation gains taken to equity, net of tax	10	1
Actuarial losses, net of tax	(86)	(6)

Recognised income and expense for the period	1,218	1,366

Independent review report to AstraZeneca PLC

Introduction
We have been engaged by the Company to review the financial information set out on pages 10,12 to 14 and 16 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed. The accounting policies that have been adopted in preparing the financial information are consistent with those that the Directors currently intend to use in the next annual financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those International Financial Reporting Standards adopted for use by the European Union. This is because, as disclosed in note 1, the Directors have anticipated that certain standards, which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London

28 July 2005

Notes to the Interim Financial Statements

1   BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2005 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) expected to be endorsed by the European Union (EU) and available for use by European companies at 31 December 2005. These IFRSs are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. Details of the accounting policies applied are set out in the IFRS Restatement information in AstraZeneca PLC’s Annual Report and Form 20-F Information 2004 except that, in the period under review, the amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – The Fair Value Option’ has been adopted. As a result, the accounting for long term loans has been changed; such loans are categorised as fair value through profit and loss with changes in value recognised in the income statement. Previously these loans had been recognised at cost except where hedge accounted. The comparative information has been restated accordingly. The effect of adoption on results was not significant; net assets at 31 December 2004 and 30 June 2004 were reduced by $21m and $31m respectively. The policies assume that this amendment, together with the amendments to IAS 19 ‘Employee Benefits’ published in December 2004 by the International Accounting Standards Board, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

The new information contained in Note 3 below updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2004.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004, which were prepared under accounting practices generally accepted in the UK, have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2   NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	As restated 1 Jan 2005 $m	Cash flow $m	Other non-cash* $m	Exchange movements $m	30 June 2005 $m

Loans due after 1 year	(1,127)	-	(36)	-	(1,163)
Current instalments of loans	-	-	-	-	-

Total loans	(1,127)	-	(36)	-	(1,163)

Short-term investments	1,167	(776)	9	(2)	398
Cash	4,067	1,414	-	(30)	5,451
Overdrafts	(140)	-	-	2	(138)
Short-term borrowings	(2)	(10)	-	-	(12)

	5,092	628	9	(30)	5,699

Net cash funds	3,965	628	(27)	(30)	4,536

*   Other non-cash adjustments in the period consist of fair value adjustments to Financial Instruments under IAS 39.

3   LEGAL PROCEEDINGS AND COMMITMENTS

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2004.

Matters previously disclosed in respect of the first quarter of 2005 Crestor™ (rosuvastatin)
Of the two individual lawsuits served on AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US during 2004, involving alleged injury in association with the use of Crestor™, one has now been dismissed. AstraZeneca has recently been served with a complaint filed in the Federal District Court in Puerto Rico and a complaint filed in Ohio making similar allegations. AstraZeneca is vigorously defending the pending Crestor™ litigation.

Exanta™ (ximelagatran)
As previously disclosed, on or about 27 January 2005, a putative class action was filed in the US District Court for the District of Massachusetts on behalf of purchasers of AstraZeneca publicly traded securities during the period 2 April 2003 to 11 October 2004 against AstraZeneca PLC, Percy Barnevik, Håkan Mogren, Sir Tom McKillop and Jonathan Symonds. The lawsuit asserted claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, alleging that the defendants made false and misleading statements regarding Exanta™ clinical trials and the status of the New Drug Application for Exanta™ in the US.

Since then, three additional, but essentially similar, lawsuits have been filed in US District Courts in Delaware and the Southern District of New York. The litigation may ultimately be consolidated in one forum. The defendants deny the allegations made in the lawsuits and are vigorously defending the actions.

Seroquel™ (quetiapine fumarate)
The putative class action suit filed in August 2003 in the US District Court for the Middle District of Florida naming AstraZeneca PLC and AstraZeneca Pharmaceuticals LP as defendants and seeking damages and injunctive relief on behalf of a purported class “consisting of all persons in the United States who purchased and/or used Seroquel™” has been dismissed with prejudice.

Matters disclosed in respect of the second quarter of 2005 Crestor™ (rosuvastatin)
Another complaint involving alleged injury in association with the use of Crestor™, filed in Tennessee, was recently served on AstraZeneca Pharmaceuticals LP and AstraZeneca LP. AstraZeneca is vigorously defending all four pending Crestor™ lawsuits in the US.

Diprivan™ (propofol)
The trial, post-trial briefing and closing arguments have taken place in the US District Court for the Southern District of New York in AstraZeneca’s patent infringement action against Mayne Pharma (USA) Inc. that followed receipt of notice of Mayne’s intention to market a generic version of Diprivan™ prior to the expiry of AstraZeneca’s patents covering the current formulation. The court’s decision is awaited.

Exanta™ (ximelagatran)
As noted above, four putative class actions have been filed against AstraZeneca PLC and certain individual defendants, asserting claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, alleging that the defendants made false and misleading statements regarding Exanta™ clinical trials and the status of the New Drug Application for Exanta™ in the US. Of these suits, the Delaware case has been dismissed and the Massachusetts case is being transferred to the US District Court for the Southern District of New York. The defendants deny the allegations made and are vigorously defending the actions.

Iressa™ (gefitinib)
In addition to the two claims disclosed in the Annual Report and Form 20-F Information 2004, two further claims have been filed against AstraZeneca KK in the Osaka District Court alleging that Iressa™ caused fatal incidences of interstitial lung disease (ILD) in Japanese patients. AstraZeneca believes the claims are without merit and is defending all four cases. ILD is a known complication of lung disease, including advanced lung cancer, regardless of treatment.

Losec™ (omeprazole)
As previously disclosed, in June 2005, the European Commission notified AstraZeneca PLC and AstraZeneca AB of its Decision to impose fines totaling €60m on the companies for infringements of European competition law (Article 82 of the EC Treaty and Article 54 of the EEA Agreement). The Commission alleges that the companies abused their dominant position in periods between 1993 and 2000 by making a pattern of misleading representations before patent offices and/or courts in Belgium, Denmark, Germany, the Netherlands, Norway and the UK in regard to obtaining supplementary protection certificates for Losec™; and by requesting the surrender of market authorisations for Losec™ capsules in Denmark, Norway and Sweden, combined with withdrawal from these countries of Losec™ capsules and the launch of Losec™ MUPS tablets.

AstraZeneca does not accept the Commission’s Decision and will appeal it to the Court of First Instance. AstraZeneca denies that it had a dominant position or that it engaged in the behaviours as characterised by the Commission. In the meantime, the fine has been fully provided for in the half year results through a charge to operating profit of $75m. It is alleged by the Commission that these activities had the effect of hindering the entry of the generic version of Losec™ and of parallel trade. It is possible that third parties could seek damages for alleged losses arising from this. Any such claims would be vigorously resisted.

In the judicial review proceedings taking place in Canada following Apotex’s launch of a generic omeprazole capsule product there in January 2004, the Canadian Federal Court of Appeal quashed Apotex’s notice of compliance (marketing approval) for the omeprazole capsule product in May 2005. This overruled the first instance decision in September 2004 which, as disclosed in the Annual Report and Form 20-F Information 2004, went against AstraZeneca. In June 2005, the Canadian Federal Court of Appeal granted Apotex’s motion for a stay of the court’s decision to quash the notice of compliance, pending an application by Apotex for leave to appeal to the Supreme Court of Canada.

Nexium™ (esomeprazole)
As disclosed in the Annual Report and Form 20-F Information 2004, AstraZeneca entities have been sued in state courts in the US in purported representative and class actions involving the marketing of Nexium™ (esomeprazole). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium™ to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium™ with Prilosec™. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium™ was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

During 2005, other suits which make substantially similar allegations in respect of AstraZeneca’s marketing and promotion of Nexium™ have been brought by putative classes of consumers, third party payers, purchasers and a labour-management trust fund in various state and federal courts in Massachusetts, Florida and Delaware.

AstraZeneca denies the allegations and is vigorously defending each of these actions.

Symbicort™ (budesonide/formoterol)
In May 2005, the European Patent Office (EPO) ruled that the European patent for Symbicort™ in the treatment of chronic obstructive pulmonary disease (COPD) is still valid, despite a challenge by generic manufacturers. The patent, which expires in 2018, was challenged by the generic manufacturers, Chiesi Farmaceutici SpA, Norton Healthcare Ltd and Generics (UK) Limited.

Earlier in 2005, the EPO ruled that another European patent covering the combination of formoterol and budesonide in Symbicort™ is still valid, despite a separate challenge by several generic manufacturers.

Drug importation anti-trust litigation
As disclosed in the Annual Report and Form 20-F Information 2004, AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturers are defending a purported class action filed in the US District Court for Minnesota which alleges that the defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. In 2005, the chief magistrate judge assigned to the case issued a report on the defendants’ motion to dismiss the case, making certain recommendations to the presiding district court judge. The report recommended dismissal of the plaintiffs’ federal anti-trust claims, but not dismissal of the state statutory and common law claims. A final decision from the district court judge on the motion to dismiss is awaited.

In July 2005, in the similar case in the Superior Court of California, the court overruled in part and sustained, without leave to amend, in part the defendants’ motion to dismiss the plaintiffs’ third amended complaint in these proceedings. The court overruled the defendants’ motion in respect of the conspiracy claims but sustained the motion in respect of the California Unfair Competition Law claims.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage other than where noted in the case of the European Commission fine. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

Arrangements with Merck
As described in more detail in the Annual Report and Form 20-F Information 2004, AstraZeneca has significant arrangements with Merck & Co., Inc. relating to certain of our products and development compounds (the agreement products). These arrangements include exit provisions from 2008 onwards and we regularly monitor the value of the benefits we expect to receive.

The exit provisions are subject to a minimum overall payment of $3.3 billion and will offer AstraZeneca unencumbered discretion in its operations in the US market without the restrictions of various contractual obligations that are currently imposed as a result of Merck’s interests, together with relief from contingent payment obligations. The projected value of the benefits obtained in 2008 depends on a number of factors including the future contributions from products that have already been launched, those that are due to be launched in the US and those that are in development together with the further value AstraZeneca can extract from greater freedom to operate in the US.

4   HALF YEAR TERRITORIAL SALES ANALYSIS

			% Growth

	1st Half 2005 $m	1st Half 2004 $m	Actual	Constant Currency

US	5,243	4,567	15	15
Canada	488	449	9	1

North America	5,731	5,016	14	13

France	874	847	3	(3)
UK	380	281	35	28
Germany	621	467	33	25
Italy	609	543	12	5
Sweden	162	153	6	(1)
Europe others	1,716	1,512	13	6

Total Europe	4,362	3,803	15	8

Japan	736	666	11	9
Rest of World	1,046	877	19	15

Total	11,875	10,362	15	12

5   SECOND QUARTER TERRITORIAL SALES ANALYSIS

			% Growth

	2nd Quarter 2005 $m	2nd Quarter 2004 $m	Actual	Constant Currency

US	2,743	2,288	20	20
Canada	240	231	4	(3)

North America	2,983	2,519	18	17

France	423	405	4	(2)
UK	192	149	29	25
Germany	306	241	27	20
Italy	324	288	13	6
Sweden	82	74	11	3
Europe others	870	771	13	6

Total Europe	2,197	1,928	14	8

Japan	399	376	6	6
Rest of World	553	465	19	14

Total	6,132	5,288	16	13

6   HALF YEAR PRODUCT SALES ANALYSIS

	World				US

	1st Half 2005 $m	1st Half 2004 $m	Actual Growth %	Constant Currency Growth %	1st Half 2005 $m	Actual Growth %

Gastrointestinal:
Losec	865	1,071	(19)	(22)	132	(37)
Nexium	2,259	1,826	24	22	1,514	18
Others	36	38	(5)	(8)	6	(45)

Total Gastrointestinal	3,160	2,935	8	5	1,652	10

Cardiovascular:
Zestril	165	222	(26)	(30)	(5)	(116)
Seloken	843	653	29	27	611	35
Atacand	489	425	15	10	122	(2)
Plendil	205	259	(21)	(23)	62	(42)
Tenormin	175	178	(2)	(5)	10	(33)
Crestor	590	336	76	72	338	83
Others	160	175	(9)	(14)	2	(78)

Total Cardiovascular	2,627	2,248	17	14	1,140	23

Respiratory:
Pulmicort	590	526	12	9	336	20
Rhinocort	204	181	13	11	148	17
Symbicort	502	393	28	21	-	-
Accolate	41	53	(23)	(25)	27	(25)
Oxis	46	51	(10)	(16)	-	-
Others	81	83	(2)	(8)	-	-

Total Respiratory	1,464	1,287	14	10	511	15

Oncology:
Zoladex	494	439	13	8	61	(34)
Casodex	564	478	18	14	118	10
Nolvadex	60	69	(13)	(16)	3	-
Arimidex	553	357	55	50	223	72
Iressa	140	196	(29)	(31)	37	(63)
Faslodex	64	49	31	29	44	2
Others	6	8	(25)	(25)	-	-

Total Oncology	1,881	1,596	18	14	486	2

Neuroscience:
Seroquel	1,300	936	39	37	933	34
Zomig	172	186	(8)	(11)	55	(34)
Diprivan	205	248	(17)	(19)	86	(33)
Local anaesthetics	262	270	(3)	(7)	31	(48)
Others	35	38	(8)	(13)	10	-

Total Neuroscience	1,974	1,678	18	15	1,115	14

Infection and Other:
Merrem	258	209	23	18	48	33
Other Products	189	136	39	33	112	90

Total Infection and Other	447	345	30	24	160	68

Aptium Oncology	165	148	11	11	165	11
Astra Tech	157	125	26	20	14	75

Total	11,875	10,362	15	12	5,243	15

7   SECOND QUARTER PRODUCT SALES ANALYSIS

	World				US

	2nd Quarter 2005 $m	2nd Quarter 2004 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2005 $m	Actual Growth %

Gastrointestinal:
Losec	438	531	(18)	(21)	72	(38)
Nexium	1,204	891	35	33	823	35
Others	19	17	12	12	3	(25)

Total Gastrointestinal	1,661	1,439	15	13	898	23

Cardiovascular:
Zestril	78	117	(33)	(36)	(7)	(137)
Seloken	435	320	36	34	318	47
Atacand	254	216	18	13	66	16
Plendil	112	148	(24)	(26)	40	(45)
Tenormin	92	93	(1)	(3)	7	75
Crestor	317	207	53	50	184	63
Others	82	92	(11)	(14)	-	(100)

Total Cardiovascular	1,370	1,193	15	12	608	24

Respiratory:
Pulmicort	276	244	13	11	162	32
Rhinocort	112	100	12	10	81	14
Symbicort	255	205	24	17	-	-
Accolate	13	23	(43)	(47)	6	(57)
Oxis	23	26	(12)	(16)	-	-
Others	39	41	(5)	(12)	-	-

Total Respiratory	718	639	12	8	249	20

Oncology:
Zoladex	263	226	16	12	29	(36)
Casodex	287	249	15	12	56	10
Nolvadex	32	38	(16)	(19)	3	50
Arimidex	297	191	55	51	122	79
Iressa	59	103	(43)	(44)	7	(86)
Faslodex	35	23	52	52	24	26
Others	3	4	(25)	(25)	-	-

Total Oncology	976	834	17	14	241	3

Neuroscience:
Seroquel	667	488	37	35	477	34
Zomig	104	91	14	12	46	24
Diprivan	98	126	(22)	(24)	41	(37)
Local anaesthetics	135	140	(4)	(8)	14	(53)
Others	18	21	(14)	(19)	5	(29)

Total Neuroscience	1,022	866	18	16	583	18

Infection and Other:
Merrem	127	112	13	9	19	6
Other Products	92	64	44	38	55	72

Total Infection and Other	219	176	24	19	74	48

Aptium Oncology	82	77	6	6	82	6
Astra Tech	84	64	31	25	8	100

Total	6,132	5,288	16	13	2,743	20

8	TRANSITION FROM ACCOUNTING PRACTICES GENERALLY ACCEPTED IN THE UK TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Set out below, in accordance with the provisions of IFRS No.1 ‘First-time Adoption of International Financial Reporting Standards’ are the reconciliations of total equity and reserves and income from UK GAAP to IFRS.

Total equity and reserves	31 Dec 2004 $m	30 June 2004 $m	1 Jan 2003 $m

Total equity and reserves under UK GAAP	14,519	13,281	11,226
Adjustments to conform to IFRS
Employee benefits	(2,010)	(1,745)	(1,380)
Financial instruments	11	39	153
Share-based payments	-	-	-
Goodwill	108	86	-
Dividends	1,061	494	808
Capitalised software and other intangibles	106	94	80
Other	12	(2)	-
Deferred tax – IFRS adjustments above	562	499	362
Deferred tax – other	128	57	(82)

Total equity and reserves under IFRS	14,497	12,803	11,167

Profit for the period	Year ended 31 Dec 2004 $m	Six months ended 30 June 2004 $m

Profit for the period under UK GAAP	3,831	1,641
Adjustments to conform to IFRS
Employee benefits	1	7
Financial instruments	(163)	(97)
Share-based payments	(147)	(64)
Goodwill	49	27
Capitalised software and intangibles	21	9
Other	(2)	-
Deferred tax – IFRS adjustments above	26	23
Deferred tax – other	67	69

Profit for the period under IFRS	3,683	1,615

Under IAS 7 ‘Cash Flow Statements’, movements on cash and cash equivalents are reconciled; under UK GAAP the statement reconciles cash only. The change to the IAS 7 approach makes no difference to the levels of free cash generated by the Group.

This information differs from that presented in January 2005 in that certain balance sheet items have been reclassified. In addition, as noted in the basis of preparation and accounting policies on page 16, the comparative information has also been restated to reflect the adoption of IAS 39, ‘Financial Instruments: Recognition and Measurement – the Fair Value Option’.

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The consolidated income statement and balance sheet set out on pages 10 and 12 are prepared in accordance with IASs and IFRSs (collectively “IFRS”) expected to be endorsed by the European Union and available for use by European companies at 31 December 2005. The following is a summary of the differences between IFRS and accounting principles generally accepted in the United States (US GAAP) as they apply to AstraZeneca PLC.

Purchase accounting adjustments

Under IFRS, the merger of Astra and Zeneca is accounted for as a ‘merger of equals’ (pooling-of-interests) as a result of the business combinations exemption permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Under US GAAP the merger was accounted for as the acquisition of Astra by Zeneca using ‘purchase accounting’. Under purchase accounting, the assets and liabilities of the acquired entity are recorded at fair value. As a result of the fair value exercise, increases in the values of Astra’s tangible fixed assets and inventory were recognised and values attributed to its in-process research and development and existing products, together with appropriate deferred taxation effects. The difference between the cost of investment and the fair value of the assets and liabilities of Astra was recorded as goodwill. The amount allocated to in-process research and development was, as required by US GAAP, expensed immediately in the first reporting period after the business combination. Fair value adjustments to the recorded amount of inventory were expensed in the period the inventory was utilised. Additional amortisation and depreciation have also been recorded in respect of the fair value adjustments to tangible and intangible assets.

Under IFRS, up until 31 December 2002, goodwill was required to be capitalised and amortised. From 1 January 2003 goodwill is tested annually for impairment but not amortised. Under US GAAP, there is an equivalent requirement, but the effective date was 1 January 2002.

Capitalisation of interest

AstraZeneca does not capitalise interest under IFRS. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

Deferred taxation

Deferred taxation is provided on a full liability basis under US GAAP, which permits deferred tax assets to be recognised if their realisation is considered to be more likely than not. Under current IFRS, full provision is also made although there are a number of different bases on which this calculation is made, for example, the elimination of intra-group profit on inventories and share-based payment transactions.

Pension and post-retirement benefits

IFRS requires that in respect of defined benefit plans, obligations are measured at discounted fair value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. US GAAP adopts a similar approach. Under IFRS, actuarial gains and losses are permitted to be recognised immediately in the statement of recognised income and expense. Under US GAAP, such actuarial gains and losses are required to be amortised on a straight-line basis over the average remaining service period of employees. A minimum pension liability is also recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefits obligation.

Intangible assets

Under IFRS certain payments for rights to compounds in development are capitalised. Under US GAAP these payments are expensed.

Financial instruments and hedging activities

Under IFRS, financial assets and certain financial liabilities (including derivatives) are recognised at fair value; movements in the fair value may be recorded in equity or through income, depending upon their categorisation. Under US GAAP, marketable securities are recognised at fair value, with movements in fair value taken to a separate component of equity. Derivatives are also measured at fair value with movements taken through income. However, financial liabilities are recorded at amortised cost, unless hedge accounting is adopted.

New accounting standards adopted

AstraZeneca has adopted the provisions of SFAS No. 123 (R) ‘Share-Based Payment’ in the period under review. SFAS No. 123 (R) requires compensation cost related to share based payments to be recognised in the financial statements. AstraZeneca has used the transitional arrangements for modified retrospective application in adopting SFAS No. 123 (R). As a consequence, the comparative US GAAP income has been reduced by $53m and the shareholders’ equity at 30 June 2004 increased by $151m.

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

The approximate effects on income and shareholders’ equity of the GAAP differences are shown in the following tables.

Income attributable to Shareholders	1st Half 2005 $m	As restated 1st Half 2004 $m

Net income for the period under IFRS from continuing operations	2,259	1,608

Adjustments to conform to US GAAP
Purchase accounting adjustments (amortisation and depreciation)	(530)	(508)
Capitalisation less disposals and amortisation of interest	(7)	10
Deferred taxation
- on purchase accounting adjustments	147	142
- others	71	(58)
Pension expense and other post-retirement benefits expense	(39)	(23)
Financial instruments	40	32
In-licensed development intangibles	(5)	(12)

Net income in accordance with US GAAP	1,936	1,191

Net income per Ordinary Share under US GAAP – basic and diluted	$1.19	$0.71

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

Shareholders' equity	30 June $m	As restated 30 June 2004 $m

Shareholders' equity under IFRS	13,477	12,707

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- goodwill	13,676	13,973
- tangible and intangible fixed assets	5,790	6,926
Capitalisation, less disposals and amortisation of interest	247	265
Deferred taxation
- on purchase accounting adjustments	(1,781)	(2,103)
- others	(575)	(569)
Pension expense and other post-retirement benefits expense	1,528	1,196
Financial instruments	69	56
In-licensed development intangibles	(92)	(52)
Other	(1)	(2)

Shareholders' equity in accordance with US GAAP	32,338	32,397

Shareholder Information

THIRD QUARTER ANNOUNCEMENT

Announcement of third quarter and nine months 2005 results	27 October 2005

DIVIDENDS

The record date for the first interim dividend payable on 19 September 2005 (in the UK, Sweden and the US) is 12 August 2005. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 10 August 2005. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Cefotan Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Naropin Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zactima Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence	W1K 1LN	SE-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
UK	Tel (toll free in US):	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (freephone in UK):	888 697 8018
0800 389 1580	Tel: +1 (781) 575 4328
Tel (outside UK): +44 (0)121
415 7033

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. These interim financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.